Exhibit 99.1

Waterdrop Inc. Announces Third Quarter 2021 Unaudited Financial Results

BEIJING, Nov. 30, 2021/PRNewswire/—Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Financial and Operational Highlights for the Third Quarter of 2021

•

Solid business growth: The first-year premiums (“FYP”) generated through our Waterdrop Insurance Marketplace for the nine months ended September 30, 2021 reached RMB14,464 million (US$2,245 million), surpassing the full-year FYP of 2020, or representing an increase of 37.5% year over year.

•

Effective cost control: Sales and marketing expenses decreased by 37.2%, and total operating costs and expenses decreased by 26.4% quarter over quarter in the third quarter of 2021, showcasing our effective cost control and commitment to profitability improvement in the long term.

•

Strong growth in the number of insurance customers and FYP per customer: The number of cumulative insurance customers reached 108.7 million and cumulative paying insurance customers reached 27.2 million as of September 30, 2021. The FYP per customer increased to RMB1,292 for the third quarter, or up by 17.1% year over year.

•

Further expanded product offerings: As of September 30, 2021, we offered 323 insurance products on our platform. Over 90% of our FYP was contributed by our exclusive customized insurance products. In terms of product type, the FYP of critical illness insurance increased by 71% year over year in the third quarter of 2021, continuing the strong growth and product mix optimization since the beginning of the year.

•

As of September 30, 2021, approximately 383 million people donated an aggregate of over RMB45.7 billion to over 2.2 million patients through our Waterdrop Medical Crowdfunding. Waterdrop Medical Crowdfunding charges zero service fees and we do not generate any revenues from medical crowdfunding business.

Mr. Peng Shen, Founder, Chairman and Chief Executive Officer of Waterdrop, commented, “In recent months, the capital markets have seen higher volatility, and the insurance industry has experienced a period of transformation. Notwithstanding this, we continued to strive to be customer-centric and focus on solidifying our core fundamentals. We have established a solid business infrastructure through our customer base and network, product innovation capabilities, technological advantages, and unique synergies among our business segments. This enables us to stay resilient and adaptive to all the changes. Based on our confidence in the Company’s prospects, we pragmatically implemented the one-year share repurchase program announced in September. Our core management team have, prior to our IPO, undertaken not to dispose their interests in Waterdrop until 18 months after the 180-day IPO lockup expired in this November, and will remain focused on sustainable business development with stringent compliance and stability.”

Mr. Guang Yang, Co-founder, Director and General Manager of Insurance Marketplace, said, “In the current industry environment, our FYP for the third quarter reached RMB4,639 million (US$720 million), remaining stable and positive growth. We have taken the initiative to upgrade and optimize the online customer acquisition model during the third quarter, to better comply with the new regulatory guidance and evolving industry trends. We hope to promote an enhancement in the short-term insurance marketing model in the industry and further improve users’ economics, thereby achieving a healthier and sustainable development. In the third quarter, we have seen significant improvement in our efficiency indicators. Despite the slowdown in the industry, we have sustained our business resilience given our large customer base and our ability to tap the full value of existing customers. Compared to the initial rapid growth stage of our Company, we are now placing more emphasis on building quality service capabilities and providing better services to enhance user experience.”

Mr. Yao Hu, Co-founder, Director and General Manager of Medical Crowdfunding and Healthcare, commented, “We uphold technological innovation and continue to invest in R&D to strengthen our capabilities and further empower insurance partners. Our medical crowdfunding business has further solidified its market-leading position, and we assisted local governments to explore a model of multi-level medical insurance and medical assistance system to contribute to common prosperity. Our healthcare business is built on our existing infrastructure leveraging our competitive edge in Waterdrop Medical Crowdfunding, our vast patient base and extensive network, and has begun to gain growth momentum since the initial exploration last year. “

Mr. Kangping Shi, Chief Financial Officer of Waterdrop, added, “In the third quarter, we achieved a 37.2% reduction in our sales and marketing expenses compared to the second quarter of 2021, as mentioned in the outlook of our last results announcement. Along with the sales model upgrade, our top-line growth has softened, with a decrease in adjusted net operating revenue by 7.3% on a comparable basis year over year, while we managed to reduce reliance on third-party traffic through more refined operational management, and materially reduced the net loss by 27.3% compared with the second quarter. Looking ahead, we will continue to uphold our commitment to deliver quality enhancement and profitability improvement.”

Financial Results for the Third Quarter of 2021

Operating revenue, net

Net operating revenue for the third quarter of 2021 decreased by 9.7% year over year to RMB779.3 million (US$120.9 million) from RMB863.0 million for the same period of 2020, which was primarily due to the decrease of insurance related income.

•

Insurance related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services to insurance companies, insurance brokerage and agency companies, including customer relationship maintenance, customer complaint management, claim review, and user referral services, etc. Our insurance related income amounted to RMB758.6 million (US$117.7 million) in the third quarter of 2021, representing a decrease of 9.4% year over year from RMB837.3 million for the third quarter of 2020, which was mainly due to the decrease in insurance brokerage income.

•

Net operating revenue from management fee income was nil for the third quarter of 2021, compared to RMB22.3 million for the third quarter of 2020, which was mainly due to the cessation of the mutual aid business at the end of March 2021. Following this adjustment, the corresponding management fee income from mutual aid business is no longer a revenue stream for the Company in the second and third quarter of 2021 and onwards. Excluding such management fee income, the adjusted net operating revenue(1) for the third quarter of 2021 decreased by 7.3% compared with the same period of 2020.

Note: (1) See the sections entitled “Non-GAAP Financial Measures” for more information.

Operating costs and expenses

Operating costs and expenses increased by RMB309.7 million, or 31.5% year over year, to RMB1,292.3 million (US$200.6 million) for the third quarter of 2021 from RMB982.6 million for the same period of 2020.

However, on a quarter-over-quarter basis, attributable to the effective cost control measures since this quarter, operating costs and expenses for the third quarter of 2021 decreased by 26.4% compared to the second quarter of 2021.

•

Operating costs increased by 49.2% year over year to RMB296.3 million (US$46.0 million) for the third quarter of 2021, compared with RMB198.7 million for the third quarter of 2020, which was mainly due to (i) RMB60.3 million increase in personnel cost as our consultants and insurance agents team rapidly expanded, (ii) RMB41.3 million increase in professional and outsourced customer service fees, and (iii) partially offset by a decrease of RMB3.8 million of payout investigation cost due to the cessation of mutual aid business. On a quarter-over-quarter basis, operating costs increased by 13.8%, primarily due to an increase in personnel cost and professional and outsourced customer service fees.

•

Sales and marketing expenses increased by 24.3% year over year to RMB781.7 million (US$121.3 million) for the third quarter of 2021, compared with RMB628.7 million for the third quarter of 2020. The increase was primarily due to (i) RMB130.2 million increase in outsourced sales and marketing service fees to third parties, (ii) RMB22.9 million in payroll and related expenses for employees involved in sales and marketing functions, and offset by (iii) RMB7.5 million decrease in marketing expenses to third-party traffic channels. On a quarter-over-quarter basis, sales and marketing expenses materially decreased by 37.2% from RMB1,244.9 million for the second quarter of 2021. This was mainly due to the decrease of RMB460.4 million in marketing expenses to third-party traffic channels under our cost control plan and more strict budgeting for expenses.

•

General and administrative expenses increased by 9.4% year over year to RMB111.4 million (US$17.3 million) for the third quarter of 2021, compared with RMB101.9 million for the third quarter of 2020. The increase was primarily due to an increase of RMB34.0 million in professional service fees and personnel cost, partially offset by an RMB24.8 million decrease in share-based compensation expenses. On a quarter-over-quarter basis, general and administrative expenses decreased by 25.3% from RMB149.1 million for the second quarter of 2021, which was mainly due to the decrease of RMB45.5 million in share-based compensation expenses.

•

Research and development expenses increased by 92.9% year over year to RMB102.9 million (US$16.0 million) for the third quarter of 2021, compared with RMB53.3 million for the third quarter of 2020. The increase was primarily due to an RMB47.1 million increase in research and development personnel cost and share-based compensation expenses, as our research and development team continued to expand to enhance our competitive capabilities in technology. On a quarter-over-quarter basis, research and development expenses increased by 2.6% compared to the second quarter of 2021.

Operating loss for the third quarter of 2021 was RMB513.0 million (US$79.6 million), compared with a loss of RMB119.6 million for the same period of 2020. Compared to the second quarter of 2021, operating loss for the third quarter of 2021 decreased by 37.1%.

Interest income for the third quarter of 2021 was RMB11.9 million (US$1.9 million), compared with RMB6.8 million for the same period of 2020. The increase was primarily due to the increase in our bank balance and short-term investments as a result of the receipt of net proceeds from the completion of our initial public offering in May 2021. The Company does not generate interest income from the medical crowdfunding business.

Income tax benefit for the third quarter of 2021 was RMB8.2 million (US$1.3 million), compared with income tax expense of RMB25.3 million for the same period of 2020.

Net loss attributable to Waterdrop for the third quarter of 2021 was RMB477.0 million (US$74.0 million), compared with net loss of RMB139.3 million for the same period of 2020, and decreased by 27.3% compared with net loss of RMB655.8 million for the second quarter of 2021.

Adjusted net loss attributable to Waterdrop for the third quarter of 2021 was RMB453.6 million (US$70.4 million), compared with adjusted net loss of RMB75.9 million for the same period of 2020. It decreased by 20.4% compared to the second quarter of 2021 on a quarter-over-quarter basis.

Cash and cash equivalents and short-term investment

As of September 30, 2021, the Company had combined cash and cash equivalents and short-term investment of RMB2,611.1 million (US$405.2 million), as compared with RMB2,255.1 million as of December 31, 2020.

Share Repurchase Plan

Pursuant to the 12-month share repurchase program announced on September 8, 2021, since the announcement up to the end of the third quarter, we repurchased approximately 492 thousand ADSs from the open market with cash for a total consideration of approximately US$1.4 million.

Business Outlook

For the fourth quarter of 2021, the Company expects to materially reduce the sales and marketing expenses as well as total operating costs and expenses compared to the third quarter of 2021. This forecast is based on the current market conditions and reflects the Company’s preliminary view and estimates, which are all subject to changes.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as adjusted net operating revenue and adjusted net loss, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net operating revenue represents net operating revenue excluding management fee income from mutual aid business. Adjusted net loss represents net loss excluding share-based compensation expense, impact of terminating the mutual aid plan, foreign currency exchange gain or losses, and share of results of equity method investee. Such adjustments have no impact on income tax.

These non-GAAP financial measures should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the Company’s historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net operating revenue and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance and online healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance and online healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop’s management team will hold a conference call on November 30, 2021 at 7:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

United States:	1-323-794-2093
Hong Kong:	852-3008-1527
Mainland China:	400-120-9101
Elite Entry Number:	1432784 #

Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call. A telephone replay will be accessible through 10:00 AM U.S. Eastern Time, December 7, 2021 by dialing the following numbers:

United States:	1-719-457-0820
International:	1-888-203-1112
Hong Kong:	852-5808-3200
Mainland China:	400-120-1651
Access Code:	1432784 #

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

Xiaojiao Cui

IR@shuidi-inc.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-1380-111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

WATERDROP INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2020	September 30, 2021
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,061,962	710,784	110,312
Restricted cash	261,387	619,532	96,150
Short-term investments	1,193,160	1,900,328	294,926
Accounts receivable	539,791	713,746	110,772
Current contract assets	824,544	732,181	113,633
Amount due from related parties	813	464	72
Prepaid expense and other assets	651,080	505,296	78,421

Total current assets	4,532,737	5,182,331	804,286

Non-current assets
Non-current contract assets	24,006	26,998	4,190
Property, equipment and software, net	28,724	46,525	7,221
Intangible assets, net	53,034	57,524	8,928
Long-term investments	2,741	1,933	300
Right of use assets, net	60,694	69,790	10,831
Deferred tax assets	—	15,786	2,450
Goodwill	3,119	3,119	484

Total non-current assets	172,318	221,675	34,404

Total assets	4,705,055	5,404,006	838,690

Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity
Current liabilities
Amount due to related parties	9,789	20,722	3,216
Insurance premium payables	607,326	653,183	101,372
Deferred revenue	22,017	4,217	654
Accrued expenses and other current liabilities	595,606	617,520	95,839
Current lease liabilities	36,551	44,799	6,953

Total current liabilities	1,271,289	1,340,441	208,034

Non-current liabilities
Non-current lease liabilities	27,709	22,712	3,525
Deferred tax liabilities	225,745	13,551	2,103

Total non-current liabilities	253,454	36,263	5,628

Total liabilities	1,524,743	1,376,704	213,662

Total mezzanine equity	4,837,336	—	—
Shareholders’ (deficit)/equity
Ordinary shares	41	—	—
Class A ordinary shares	—	107	17
Class B ordinary shares	—	27	4
Additional paid-in capital	—	7,301,788	1,133,220
Accumulated other comprehensive income/(loss)	14,956	(11,181)	(1,735)
Accumulated deficit	(1,672,021)	(3,263,439)	(506,478)

Total shareholders’ (deficit)/equity	(1,657,024)	4,027,302	625,028

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	4,705,055	5,404,006	838,690

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Nine Months Ended September 30,
	September 30, 2020	June 30, 2021	September 30, 2021		2020	2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	862,971	939,354	779,305	120,946	2,197,605	2,602,026	403,828
Operating costs and expenses(i)
Operating costs	(198,655)	(260,417)	(296,317)	(45,988)	(491,383)	(857,342)	(133,057)
Sales and marketing expenses	(628,727)	(1,244,935)	(781,671)	(121,313)	(1,464,110)	(2,863,759)	(444,448)
General and administrative expenses	(101,873)	(149,101)	(111,419)	(17,292)	(289,062)	(381,807)	(59,256)
Research and development expenses	(53,346)	(100,259)	(102,889)	(15,968)	(176,546)	(288,023)	(44,700)

Total operating costs and expenses	(982,601)	(1,754,712)	(1,292,296)	(200,561)	(2,421,101)	(4,390,931)	(681,461)

Operating loss	(119,630)	(815,358)	(512,991)	(79,615)	(223,496)	(1,788,905)	(277,633)

Other income
Interest income	6,845	11,327	11,928	1,851	17,682	36,470	5,660
Fair value change of warrant	(441)	—	—	—	(441)	—	—
Foreign currency exchange (loss)/gain	(5,204)	1,473	12,708	1,972	972	14,965	2,323
Others, net	4,432	3,332	3,133	486	8,953	8,566	1,329

Loss before income tax, and share of loss in equity method investee	(113,998)	(799,226)	(485,222)	(75,306)	(196,330)	(1,728,904)	(268,321)

Income tax (expense)/benefit	(25,313)	143,474	8,247	1,280	(63,726)	226,021	35,078
Share of loss in equity method investee	(10)	—	—	—	(15)	—	—

Net loss attributable to Waterdrop Inc.	(139,321)	(655,752)	(476,975)	(74,026)	(260,071)	(1,502,883)	(233,243)

Deemed dividend on modification on preferred shares	—	—	—	—	(67,975)	—	—
Deemed dividend upon issuance of warrants	—	—	—	—	(90,268)	—	—
Preferred shares redemption value accretion	(80,047)	(42,000)	—	—	(195,011)	(152,287)	(23,635)

Net loss attributable to ordinary shareholders	(219,368)	(697,752)	(476,975)	(74,026)	(613,325)	(1,655,170)	(256,878)

Net loss	(139,321)	(655,752)	(476,975)	(74,026)	(260,071)	(1,502,883)	(233,243)
Other comprehensive (loss)/income :
Foreign currency translation adjustment, net of tax	(16,831)	(9,253)	(14,140)	(2,194)	(13,241)	(26,175)	(4,062)
Unrealized (loss)/gains on available for sale investments, net of tax	(160)	(848)	(181)	(28)	233	38	6

Comprehensive loss	(156,312)	(665,853)	(491,296)	(76,248)	(273,079)	(1,529,020)	(237,299)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,168,405,096	2,854,023,284	3,940,716,014	3,940,716,014	1,171,992,375	2,672,182,796	2,672,182,796
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.19)	(0.24)	(0.12)	(0.02)	(0.52)	(0.62)	(0.10)

(i)

Share-based compensation expenses are included in the operating costs and expenses as follows. As of September 30, 2021, there are 273,184,880 outstanding share options under 2018 Share Incentive Plan, and nil Class A ordinary shares of the Company have been issued as a result of the exercise of any option under the 2018 Plan.

	For the Three Months Ended				For the Nine Months Ended September 30,
	September 30, 2020	June 30, 2021	September 30, 2021		2020	2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(1,123)	(3,633)	(2,363)	(367)	(2,424)	(8,977)	(1,393)
General and administrative expenses	(53,225)	(73,939)	(28,412)	(4,409)	(157,507)	(164,372)	(25,510)
Research and development expenses	(3,454)	(9,597)	(5,265)	(817)	(8,095)	(21,038)	(3,265)

Total	(57,802)	(87,169)	(36,040)	(5,593)	(168,026)	(194,387)	(30,168)

WATERDROP INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Nine Months Ended September 30,
	September 30, 2020	June 30, 2021	September 30, 2021		2020	2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net operating revenue	862,971	939,354	779,305	120,946	2,197,605	2,602,026	403,828
Less:
Management fee income	22,257	—	—	—	91,495	2,745 (ii)	426

Adjusted net operating revenue	840,714	939,354	779,305	120,946	2,106,110	2,599,281	403,402

	For the Three Months Ended				For the Nine Months Ended September 30,
	September 30, 2020	June 30, 2021	September 30, 2021		2020	2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net loss	(139,321)	(655,752)	(476,975)	(74,026)	(260,071)	(1,502,883)	(233,243)
Add:
Share-based compensation expense	57,802	87,169	36,040	5,593	168,026	194,387	30,168
Foreign currency exchange loss/(gain)	5,204	(1,473)	(12,708)	(1,972)	(972)	(14,965)	(2,323)
Fair value change of warrant	441	—	—	—	441	—	—
Impact of terminating the mutual aid plan (iii)	—	—	—	—	—	96,697	15,007
Share of results of equity method investee	10	—	—	—	15	—	—

Adjusted net loss	(75,864)	(570,056)	(453,643)	(70,405)	(92,561)	(1,226,764)	(190,391)

(ii)

This represents the net management fee revenue related to the mutual aid business for the nine months ended September 30, 2021 after recording the RMB19.9 million reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021.

(iii)

This represents the estimated cost of medical expenses and cost of one-year health insurance coverage. RMB19.9 million (US$3.0 million) was accounted for as a reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021. RMB76.8 million (US$11.8 million) was recorded as operating costs.